Exhibit 21.1

	Subsidiary	Jurisdiction of Incorporation	Rocket Ownership
1.	Rocket Pharmaceuticals, Ltd.	Cayman Islands	100%
2.	Rocket Foundation, Inc.	Delaware	100%
3.	Spacecraft Seven, LLC	Delaware	100%
4.	Zebrafish Merger Sub II, LLC	Delaware	100%
5.	Rocket Pharmaceutical, Inc.	NJ	100%
6.	Rocket Pharmaceuticals, B.V.	Netherlands	100%
7.	Rocket Pharmaceuticals, GmbH	Switzerland	100%
8.	Rocket Pharmaceuticals UK, Ltd.	United Kingdom	100%
9.	Rocket Pharmaceuticals Spain, S.L.	Spain	100%